

March 2, 2015

Melissa A. Lueke
Executive Vice President and Chief Financial Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

> **Re: Meridian Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 1, 2014**
> **File No. 000-14902**

Dear Ms. Lueke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that two patents for your H. pylori products expire in 2016 in the U.S and in 2017 outside the U.S. Please provide us draft disclosure for Management's Discussion and Analysis in your next Quarterly Report on Form 10-Q to discuss any potential material adverse effects of the loss of this protection on your future results of operations or liquidity. Please also disclose what specific steps or strategies you plan to take, if any, to mitigate these potential adverse effects. You should also provide us appropriate draft disclosure to be included in your risk factors section. If you believe that the loss of these patents will not materially affect your future results please provide us a detailed analysis as to why this is the case.

Intellectual Property, Patents and Licenses, page 11

2. Please expand your patent disclosure to provide the following information as to each material patent:
   - whether the patent or patent application is owned or licensed;

- if licensed, the party from whom the patent is licensed and the duration of the license;
- type of patent protection conferred such as composition of matter, use or process, etc.;
- identification of the applicable jurisdiction where the patent was issued; and
- the corresponding expiration date.

Please provide us with draft disclosure for your next 10-K to respond to the above-requested revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jack Kraeutler
        Meridian Bioscience, Inc.